UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE RESULTS OF NTT DOCOMO’S ARBITRATION REGARDING ITS STAKE IN TATA TELESERVICES LIMITED

On June 24, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding the results of its subsidiary NTT DOCOMO’s arbitration regarding its stake in Tata Teleservices Limited. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President Investor Relations Office

Date: June 24, 2016

June 24, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding the Results of NTT DOCOMO’s Arbitration regarding its Stake in Tata Teleservices Limited

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced that on June 23, 2016 (JST), NTT DOCOMO received an arbitration award relating to its arbitration regarding its stake in Tata Teleservices Limited from the London Court of International Arbitration. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 24, 2016

Arbitration Award Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that it received on June 23, 2016 from the London Court of International Arbitration a binding arbitration award under the arbitration proceeding regarding its stake in Tata Teleservices Limited (TTSL), a telecommunication service provider in India, which was announced previously in a Form 6-K filing entitled “NTT DOCOMO Files Arbitration Request Regarding Stake in Tata Teleservices” filed on January 5, 2015.

Details of the arbitration are as follows:

1.	Reason and background of request for arbitration

Under the terms of the shareholders agreement between DOCOMO, TTSL and Tata Sons Limited (Tata Sons), DOCOMO exercised on July 7, 2014 its right (option) to request that a suitable buyer be found to purchase its TTSL shares for 50% of the acquired price, amounting to 72.5 billion Indian rupees (or [US$ 1,172 million]*), or a fair market value, whichever is higher.

Thereafter, pursuant to the shareholders agreement, DOCOMO submitted its request for arbitration on January 3, 2015 to ensure that its right be exercised after Tata Sons had failed to fulfill its obligation, despite DOCOMO’s repeated negotiations with Tata Sons regarding the sale of its entire stake in TTSL.

2.	Summary of the award

The award orders that Tata Sons pay damages to DOCOMO in the amount of approximately US$ 1,172 million for Tata Sons’ breach of the shareholders agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

3.	Other Matters

As of the date of this press release, some matters remain uncertain, including whether Tata Sons will pay the awarded damages and when the delivery of TTSL’s shares will be made. Accordingly, DOCOMO is not able to predict how events will unfold. The effect on DOCOMO’s corporate earnings for the fiscal year ending March 31, 2017 cannot be forecast at this time due to these uncertainties. DOCOMO will update this information in a timely fashion regarding any matters requiring disclosure.

*	1 rupee = [0.0161 USD as of December 3, 2014, when the option was vested]